SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)
                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the calendar year December 31, 2004

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-5084


                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)


                              TASTY BAKING COMPANY
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
       (Name of issuer of the securities held pursuant to the Plan and the address of the principal executive offices of Tasty Baking Company)

                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
--------------------------------------------------------------------------------



                                TABLE OF CONTENTS
                                -----------------

                                                                          Page
                                                                          ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1


FINANCIAL STATEMENTS:

      Statements of Net Assets Available for Benefits
           at December 31, 2004 and 2003                                    2

      Statements of Changes in Net Assets Available for
           Benefits for the years ended December 31, 2004 and 2003          3

      Notes to Financial Statements                                       4 - 9


SUPPLEMENTAL SCHEDULE:

      Schedule H, Part IV, Line 4(i)*
           Schedule of Assets (Held at End of Year) at December 31, 2004   10

EXHIBITS:

      Signatures-Annual Report Authorization
           23.1 Consent of Independent Auditors-Mitchell & Titus, LLP










__________________
* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2004.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator of Tasty Baking Company 401(k) Thrift Plan:


We have audited the accompanying statements of net assets available for benefits of Tasty Baking Company 401(k) Thrift Plan ("the Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Mitchell & Titus, LLP
Philadelphia, PA
May 25, 2005

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                          2004                 2003
                                    ---------------      ----------------
ASSETS

Investments, at fair value             $27,987,416          $ 27,338,290

Receivables:
  Securities sold                          103,645                30,750
                                    ---------------      ----------------

    Total assets                        28,091,061            27,369,040

LIABILITIES

Payables:
  Securities purchased                     103,819                37,875
                                    ---------------      ----------------

    Total liabilities                      103,819                37,875
                                    ---------------      ----------------

NET ASSETS AVAILABLE FOR
  BENEFITS                             $27,987,242          $ 27,331,165
                                    ===============      ================

                                                                               2

   The accompanying notes are an integral part of these financial statements.

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                    2004                       2003
                                                             -------------------       ----------------------
ADDITIONS:
Additions to net assets attributed to:
Net (depreciation) appreciation in
fair value of investments                                             $ (49,849)                 $ 2,898,708
Cash dividends                                                          607,665                      583,332
Interest                                                                 99,307                      121,088
                                                             -------------------       ----------------------

                                                                        657,123                    3,603,128
                                                             -------------------       ----------------------

CONTRIBUTIONS:
Participant                                                           1,765,632                    1,796,081
Employer                                                                348,706                      379,242
                                                             -------------------       ----------------------

                                                                      2,114,338                    2,175,323
                                                             -------------------       ----------------------

         Total additions                                              2,771,461                    5,778,451
                                                             -------------------       ----------------------

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants                                         2,109,144                    2,186,692
Administrative expenses                                                   6,240                        6,255
                                                             -------------------       ----------------------

         Total deductions                                             2,115,384                    2,192,947
                                                             -------------------       ----------------------

         Net increase                                                   656,077                    3,585,504

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  27,331,165                   23,745,661
                                                             -------------------       ----------------------

  End of year                                                       $27,987,242                 $ 27,331,165
                                                             ===================       ======================


                                                                                                        3
                    The accompanying notes are an integral part of these financial statements.


                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
-------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

         General
         -------

         The Tasty Baking Company 401(k) Thrift Plan (the "Thrift Plan") is a defined contribution plan under which all employees of Tasty Baking Company, Inc. (the Company) who meet certain service requirements are eligible to participate. The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         For allocations, benefits and vesting provisions as well as any other questions, Thrift Plan participants should refer to the Thrift Plan document.

         Contributions
         -------------

         Under the Thrift Plan, employee contributions may be made in an amount up to 15% of an employee's annual base salary. The Company's contribution (employer portion) is equal to an amount not to exceed the lesser of $600 or 100% of the contributions made by each employee. Employee contributions are made through payroll deductions as authorized by the employees and are immediately vested. The Company's contributions are invested in shares of TBC common stock. Participants may choose from a selection of mutual fund options offered by Dreyfus Service Corporation, a trustee for the Thrift Plan, for their contributions.

         The Company's investment options available to participants provide alternatives that cover all major sectors of the market. These investment alternatives include: Capital Preservation Fund, Dreyfus 100% U.S. Treasury Intermediate Term Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Emerging Leaders Fund, Dreyfus S&P 500 Basic Index Fund, Dreyfus Premier Midcap Fund and the Dreyfus International Value Fund. Participants may change the investment mix of their ongoing and/or existing invested account balances daily. They may sell any shares of Tasty Baking Company stock in their employee account, resulting from a participant elected fund option available prior to 1995, and invest the proceeds in any other investment fund offered.

         Withdrawals
         -----------

         Participants who terminate from the Thrift Plan can elect to have distributed to them the full value in their respective accounts which includes their contributions and 100% of the vested employer contributions made on their behalf.

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
-------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN (continued)

         Withdrawals (continued)
         -----------

         Active participants may withdraw balances accumulated through 1987 once each quarter without cause. All balances accumulated may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations.

         Once a hardship withdrawal is distributed, the participant's right to contribute to the Thrift Plan is suspended for 12 months. Once an active participant has been a Thrift Plan participant for five years, Company contributions can be withdrawn on any Thrift Plan year-end date. Withdrawals by an active participant in this regard causes no interruption to contributions and Company matching contributions are not penalized.

         Participant Loans
         -----------------

         The Thrift Plan allows participants to obtain loans at a minimum amount of $500. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Thrift Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the administrator and are currently the Prime Rate plus 1%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance.

         Termination
         -----------

         The Company retains the right to terminate the Thrift Plan at any time. If the Plan is terminated, participants become 100% vested in all amounts held for their benefit under the Thrift Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Investment Valuation and Income Recognition
         -------------------------------------------

         Investments are stated at fair value. The value of common stock of Tasty Baking Company is determined based upon the bid price of the stock on the NYSE on the last day of trading of the Plan year.

         The investment in Mutual Funds is represented by unit shares, which are valued at each respective fund's net asset value as publicly reported by the fund's respective investment department. The Capital Preservation Fund, a money market fund, is reported at fair value, which is equivalent to cost.

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
-------------------------------------------------------------------------------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Investment Valuation and Income Recognition (continued)
         --------------------------------------------

         Purchases and sales of investments are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Thrift Plan investments are sold to satisfy participant withdrawal and transfer requests and, therefore, resulting gains or losses are recorded as withdrawals are made.

         Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

         The Thrift Plan presents in the Statements of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized (depreciation) appreciation on those investments.

         Payment of Benefits
         -------------------

         Benefits are recorded when paid.

         Use of Estimates
         ----------------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         Risks and Uncertainties
         -----------------------

         The Thrift Plan provides for various investment options including a money market fund, Tasty Baking Company common stock, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably  possible  that  changes  in risks in the  near  term  would materially affect participants account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         Other matters
         -------------

         Certain items at December 31, 2003 have been reclassified to conform to the presentation at December 31, 2004. 3.

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
-------------------------------------------------------------------------------

3.       RELATED PARTY TRANSACTIONS

         Tasty Baking Company is the sponsor of the Thrift Plan and pays all administrative expenses and fees on behalf of the participants excluding fees for participant loans. For the years ended December 31, 2004 and 2003, fees and expenses totaling $31,245 and $32,345, respectively, were paid to Dreyfus Service Corporation and Dreyfus Trust Company, the Plan's administrator and trustee, respectively, on behalf of the Thrift Plan's participants.

4.       INVESTMENTS

         The following table represents investments of 5% or more of the Thrift Plan's net assets:

                                                                     December 31,
                                                              2004               2003
                                                        -----------------  ------------------
         Tasty Baking Company Common Stock
             502,145 and 497,073 shares, respectively         $4,062,353         $ 5,025,408

         Capital Preservation Fund, LaSalle National
             Trust, N.A., Collective Investment Trust          8,816,954           8,491,132

         S&P 500 Basic Index Fund, Dreyfus Service
             Corporation                                       2,613,190           2,275,634

         Discipline Stock fund, Dreyfus Service
             Corporation                                       3,583,227           3,398,151

         Emerging Leaders Fund, Dreyfus Service
             Corporation                                       3,062,757           2,790,264

         100% U.S. Treasury Intermediate Term
             Fund, Dreyfus Service Corporation                 1,441,704           1,379,607

         Premier Balanced Fund , Dreyfus Service
             Corporation                                       1,693,848           1,504,705

         Loans to Participants                                 1,791,838           1,746,265

                                                                               7

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
-------------------------------------------------------------------------------


4.       INVESTMENTS (continued)

         During 2004 and 2003, the Thrift Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

                                               2004                2003
                                            ------------      --------------

            Mutual funds                      $ 963,454         $ 2,190,919

            Common stock                     (1,013,303)            707,789
                                            ------------      --------------

            (Depreciation)/Appreciation       $ (49,849)        $ 2,898,708
                                            ============      ==============


5.       NONPARTICIPANT -DIRECTED INVESTMENTS

                                                     December 31,
                                                2004                2003
                                            ------------      --------------
            Net Assets:
            Tasty Baking Company Common
            Stock                            $3,889,101           $4,833,228

                                                 Year Ended December 31,
                                                2004                2003
                                            ------------      -------------
            Change in Net Assets:
            Employer contributions            $ 348,705            $ 379,242

            Dividends                            95,887               95,665

            Distributions to participants      (136,032)            (241,879)

            Direct Rollover Transfer           (250,645)            (150,457)

            Net (depreciation)/appreciation
            of investments                   (1,002,042)             676,874
                                            ------------      --------------
                                             $ (944,127)           $ 759,445
                                            ============      ==============

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
-------------------------------------------------------------------------------

6.       FEDERAL INCOME TAXES

         The United States Treasury Department determined on June 7, 2004 that the Thrift Plan, as amended and restated in effect from January 1, 2003, which is a non-standardized prototype profit sharing plan and trust sponsored by Dreyfus Corporation, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

7.       SUBSEQUENT EVENTS

         Effective March 27, 2005, the Company merged the Thrift Plan and the Tasty Baking Oxford Inc. 401(k) Savings Plan (the Oxford Plan) and renamed the merged plans as the Tasty Baking Company 401(k) and Company Funded Retirement Plan ("Retirement Plan"). All assets of the Thrift Plan and the Oxford Plans were transferred immediately after the effective date to the Retirement Plan which is administered by the Vanguard Group.

                              SUPPLEMENTAL SCHEDULE


                                                                                                                E.I.N. 23-1145880/PN
                                                                                                                     Plan Number 002

                                               TASTY BAKING COMPANY 401(K) THRIFT PLAN
                                                   Schedule H, Part IV, Line 4(i)
                                              Schedule of Assets (Held at End of Year)
                                                          December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------

                                              Description of Investment
                                               Including Maturity Date
       Identity of Issue, Borrower,          Rate of Interest, Collateral,                                        Current
a. b.     Lessor or Similar Party         c.     Par of Maturity Value         d.        Cost            e.        Value
    ----------------------------------    ------------------------------------    --------------------      --------------------

 *  Tasty Baking Company                  Common Stock                                    $ 5,413,513               $ 4,062,353


    Capital Preservation Fund, LaSalle    Collective Investment Fund                        8,818,954                 8,818,954
         National Trust, N.A.

 *  Dreyfus 100% U. S. Treasury
        Intermediate Term Fund            Mutual Fund                                       1,451,297                 1,441,704

 *  Dreyfus S&P 500 Basic Index Fund      Mutual Fund                                       2,604,027                 2,613,190

 *  Dreyfus Premier Balanced Fund         Mutual Fund                                       1,807,907                 1,693,848

 *  Dreyfus Disciplined Stock Fund        Mutual Fund                                       3,241,511                 3,583,227

 *  Dreyfus Emerging Leaders Fund         Mutual Fund                                       2,380,047                 3,062,757

 *  Dreyfus Premier Midcap Fund           Mutual Fund                                         498,029                   600,847

 *  Dreyfus International Value Fund      Mutual Fund                                         251,359                   318,698
                                                                                  --------------------      --------------------

                                            Subtotal - Mutual Funds                        12,234,177                13,314,271
                                                                                  --------------------      --------------------

    Loans to Participants                 5% - 10.5%                                                -                 1,791,838
                                                                                  --------------------      --------------------

                                          Total                                           $26,466,644               $27,987,416
                                                                                  ====================      ====================



    *Party-In-Interest
